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                                                                  EXHIBIT 99

PRESS RELEASE DATED JUNE 13, 1996


                       MARRIOTT INTERNATIONAL COMPLETES
                          ACQUISITION OF FORUM GROUP


WASHINGTON, D.C., June 13, 1996 -- Marriott International, Inc. said today that it has completed the acquisition of Forum Group, Inc. and merged it with Marriott's Senior Living Services business. As a result of the merger, Forum now is a wholly owned subsidiary of Marriott.

     As previously announced, the transaction involved a total consideration of $605 million, including outstanding Forum debt. Marriott acquired over 99% of Forum's stock in March 1996. The remaining Forum shareholders received a total of $2.6 million, or $13 per share, representing the same per-share price paid to other Forum shareholders in March 1996.

     The merger of Forum and Marriott Senior Living Services creates the nation's largest operator of senior housing and health care services in the quality tier. Combined, Marriott Senior Living Services now operates 69 retirement communities with more than 14,500 residential units or nursing beds.

     William J. Shaw, executive vice president of Marriott International and president of the Marriott Service Group, said, "We are very pleased to complete the merger of Forum's successful senior housing operations with Marriott Senior Living Services. The combination of these two businesses positions Marriott as the industry leader, and will allow us to provide a broad range of products and services to a growing population of seniors."
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     In addition to Marriott's full-service and Brighton Gardens assisted living communities, the company now will provide seniors with alternative product offerings developed by Forum. These include National Guest Homes, a moderate priced assisted living concept; Hearthside, which offers both assisted living and dementia-related care; and Health Care Industries, Inc. a provider of home health care services to residents in independent living communities.

     Marriott will continue Forum's planned expansion program, adding 1,000 units or nursing beds to existing full-service communities. Marriott also plans to have over 100 Brighton Gardens assisted living communities by the year 2000.

     It is estimated that in this decade alone, the number of Americans aged 85 and older will increase by some 43 percent, while those 75 and older will grow by approximately 29 percent.

     Marriott International, Inc., the world's leading hospitality company, manages or franchises over 1,000 lodging properties and provides food service, facilities management and other services to 3,200 business, healthcare and education accounts. A leader in senior housing and vacation ownership resorts, the company is also a major operator of conference centers and one of the largest limited line food service distributors in the United States. Marriott International brands include Marriott Hotels, Resorts and Suites; Courtyard; Residence Inn; Fairfield Inn; TownePlace Suites; Marriott Vacation Club International; and Ritz-Carlton (of which Marriott owns a 49% interest). With operations in 26 countries and over 179,000 employees, Marriott International has annual sales of $9 billion. The company is headquartered in Washington, D.C.

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